Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Caledonia Declares Ninth Quarterly Dividend
and Revised US Dollar-denominated Dividend policy

January 5, 2016: Caledonia Mining Corporation ("Caledonia" or the "Company") today announces that the Board of Directors has declared Dividend Number 11, this being a dividend of one and one eighth United States cents (US$0.01125) on each of the Company's common shares held at 5pm, Toronto time on the record date.
The relevant dates relating to the dividend are as follows:

•	Ex-dividend date for shares held on the Toronto register: January 13, 2016
•	Ex-dividend date for shares held on Crest in the UK: January 14, 2016
•	Record date: January 15, 2016
•	Dividend cheque mailing date: January 29, 2016

Shareholders who are registered in Canada and the United Kingdom will be paid in Canadian Dollars and Sterling, respectively.  The Canadian Dollar and Sterling dividend payments will be calculated using the relevant Bank of Canada exchange rates at noon on the Record Date.
Caledonia's Revised Dividend Policy
Caledonia's strategy to maximize shareholder value includes a quarterly dividend policy. In 2014, the Company paid an annual aggregate dividend of six Canadian cents ($0.060) per common share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid at the end of April, July and October 2014 and at the end of January, April, July and October 2015.
On December 16, 2015 Caledonia announced that henceforth it will report its financial results in United States Dollars, commencing with the results for the quarter and 12 months to December 31, 2015 which will be released at the end of March 2016.  The dividend to be paid at the end of January 2016 is therefore declared and denominated in United States Dollars. The quarterly dividend of 1.125 United States cents is Caledonia's revised dividend policy and represents an annual dividend of 4.5 United States cents per annum.
It is currently envisaged that the existing dividend policy of 4.5 United States cents per annum, paid in equal quarterly instalments will be maintained.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy without the need to raise third party finance.

Proposed re-domicile from Canada to Jersey, Channel Islands

On December 21, 2015 Caledonia announced its intention to seek shareholder approval to re-domicile the Company from Canada to Jersey, Channel Islands.  As Caledonia will still be Canadian-domiciled when this ninth quarterly dividend is paid, it will be paid after deduction of Canadian withholding tax and any other taxes that may apply.  If shareholders approve the re-domicile from Canada to Jersey and the re-domicile is subsequently implemented, it is anticipated that all future dividends will be paid without the deduction of Canadian withholding tax.

This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

About Caledonia Mining
 Following the implementation of indigenisation in Zimbabwe, Caledonia's primary asset is a 49% interest in an operating gold mine in Zimbabwe ("Blanket").  Caledonia's shares are listed in Canada on the Toronto Stock Exchange as "CAL", on London's AIM as "CMCL" and are also traded on the American OTCQX as "CALVF".

Caledonia is debt-free and at September 30, 2015 had cash of C$22.4m.  Blanket is a low-cost producer: in 2014 Blanket's on-mine costs were US$652 per ounce of gold produced and its all-in sustaining cost was US$969 per ounce of gold produced.  Caledonia expects to publish its results for the quarter and 12 months to December 31, 2015 at the end of March, 2016.

For further information please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.